CAPITAL WORLD GROWTH AND INCOME FUND, INC.
                             333 South Hope Street
                         Los Angeles, California 90071,
                            Telephone (213) 486-9200


NSAR Question
77L Change in Accounting Principle


On December 1, 2001, the fund began amortizing premium on fixed-income securities to comply with a recent change in accounting principles generally accepted in the United States of America. Adopting this change did not impact the fund's net asset value. However, it did result in immaterial changes in the classification of certain amounts between interest income and realized and unrealized gain or loss in the accompanying financial statements.